Exhibit 99.1

Press Release

For Immediate Release

For Details Contact:		40W267 Keslinger Road
Edward J. Richardson	Robert J. Ben	PO BOX 393
Chairman and CEO	EVP & CFO	LaFox, IL 60147-0393 USA
Phone: (630) 208-2205	(630) 208-2203	(630) 208-2200 | Fax: (630) 208-2550

RICHARDSON ELECTRONICS REPORTS CONTINUED SALES GROWTH IN ITS SECOND QUARTER FISCAL 2019 AND DECLARES QUARTERLY CASH DIVIDEND

LaFox, IL, January 9, 2019: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported financial results for its second quarter ended December 1, 2018. The Company also announced that its Board of Directors declared a $0.06 per share quarterly cash dividend.

Second Quarter Results

Net sales for the second quarter of fiscal 2019 increased 5.7% to $41.3 million compared to net sales of $39.1 million in the prior year’s second quarter. Sales increased $2.2 million for PMT and $0.2 million for Richardson Healthcare. PMT sales were higher in power conversion and RF and microwave components. Sales increased for Richardson Healthcare due to higher CT Tube and equipment sales, partially offset by lower sales of diagnostic imaging parts. Sales decreased $0.2 million for Canvys due to lower overall demand across Europe.

Gross margin decreased to $13.0 million, or 31.4% of net sales during the second quarter of fiscal 2019, compared to $13.4 million, or 34.2% of net sales during the second quarter of fiscal 2018. Margin decreased as a percent of net sales primarily due to a less favorable product mix, including a higher percentage of power conversion and RF and microwave components and pre-owned CT scanners, and unfavorable manufacturing variances in both PMT and Richardson Healthcare. Canvys margin as a percent of net sales increased primarily due to an improved product mix and lower costs on selected products sold.

Operating expenses increased to $13.4 million for the second quarter of fiscal 2019, compared to $12.6 million for the second quarter of fiscal 2018. This increase was a result of $0.2 million of severance expense related to actions taken to improve the manufacturing variances, and $0.3 million in higher legal expenses. It is anticipated that the reduction in headcount will result in $0.5 million annualized savings in cost of sales. In addition, last year’s second quarter included a $0.2 million bad debt recovery. Operating expenses as a percent of net sales without the severance expense and the higher legal expenses decreased to 31.2% in the current quarter from 32.2% in last year’s second quarter.

The Company reported an operating loss of $0.5 million for the second quarter of fiscal 2019 compared to operating income of $0.8 million in the prior year’s second quarter. Excluding the severance expense and higher legal fees, the Company would have reported break-even for operating income for the second quarter of fiscal 2019.

Other income for the second quarter of fiscal 2019, primarily foreign exchange, was $0.3 million, compared to other expense of $0.1 million for the second quarter of fiscal 2018.

The income tax provision of $0.2 million for the second quarter of fiscal 2019 reflected a provision for foreign income taxes and no U.S. tax benefit due to the valuation allowance recorded against the net operating loss. The tax provision of $0.5 million in last year’s second quarter included a provision for foreign income taxes, additional tax due from an audit in Germany and no U.S. tax benefit due to the valuation allowance recorded against the net operating loss.

Loss from continuing operations for the second quarter of fiscal 2019 was $0.3 million, compared to an income from continuing operations of $0.2 million in the second quarter of fiscal 2018. Excluding the severance and higher legal costs, profit from continuing operations would have been $0.2 million in the second quarter of fiscal 2019. In addition, during the second quarter of fiscal 2018, the Company received an income tax refund from the State of Illinois, inclusive of interest and net of professional fees, of $1.5 million. This refund was a result of the conclusion of the Illinois amended return related to the sale of RFPD in 2011 and was therefore, classified as income from discontinued operations.

Net loss for the second quarter of fiscal 2019 was $0.3 million, compared to a net income of $1.7 million in the second quarter of fiscal 2018.

FINANCIAL SUMMARY – SIX MONTHS ENDED DECEMBER 1, 2018

•

Net sales for the first six months of fiscal 2019 were $85.5 million, an increase of 12.3%, compared to net sales of $76.1 million during the first six months of fiscal 2018. There were 26 weeks in the first six months of fiscal 2019 compared to 27 weeks in last year’s first six months. Sales increased by $7.9 million for PMT, $1.2 million for Canvys and $0.3 million for Richardson Healthcare.

•

Gross margin increased to $26.9 million during the first six months of fiscal 2019, compared to $25.5 million during the first six months of fiscal 2018. As a percentage of net sales, gross margin decreased to 31.5% of net sales during the first six months of fiscal 2019, compared to 33.5% of net sales during the first six months of fiscal 2018, primarily as a result of a less favorable product mix and unfavorable manufacturing variances.

•

Operating expenses increased to $26.5 million for the first six months of fiscal 2019, compared to $24.9 million for the first six months of fiscal 2018. The increase was due to additional compensation and other expenses related to the increase in net sales, severance expense and higher legal expenses. Operating expenses as a percent of net sales without the severance expense and the higher legal expenses decreased to 30.4% in the first six months of fiscal 2019 from 32.8% in last year’s first six months.

•

Operating income during the first six months of fiscal 2019 was $0.4 million, compared to an operating income of $0.8 million during the first six months of fiscal 2018, which included a $0.2 million gain on the sale of a building. Excluding the severance expense and higher legal fees in the second quarter, the Company would have reported an operating income of $0.9 million for the first six months of fiscal 2019.

•

Other income for the first six months of fiscal 2019, including interest income and foreign exchange, was $0.2 million, compared to other expense of $0.1 million for the first six months of fiscal 2018.

•

The income tax provision of $0.4 million during the first six months of fiscal 2019 reflected a provision for foreign income taxes and no U.S. tax benefit due to the valuation allowance recorded against the net operating loss. The tax provision of $0.6 million in the first six months of fiscal 2018 included a provision for foreign income taxes, additional tax due from an audit in Germany and no U.S. tax benefit due to the valuation allowance recorded against the net operating loss.

•

Income from continuing operations for the first six months of fiscal 2019 was $0.1 million, compared to an income from continuing operations of $0.1 million in the first six months of 2018. Excluding the severance and higher legal costs in the second quarter of fiscal 2019, profit from continuing operations would have been $0.6 million. In addition, during the second quarter of fiscal 2018, the Company received an income tax refund from the State of Illinois, inclusive of interest and net of professional fees, of $1.5 million. This refund was a result of the conclusion of the Illinois amended return related to the sale of RFPD in 2011 and was therefore, classified as income from discontinued operations.

•	Net income for the first six months of fiscal 2019 was $0.1 million, compared to a net income of $1.6 million during the first six months of fiscal 2018.

CASH DIVIDEND

The Company also announced today that its Board of Directors declared a $0.06 quarterly dividend per share to holders of common stock and a $0.054 cash dividend per share to holders of Class B common stock. The dividend will be payable on February 26, 2019, to common stockholders of record as of February 8, 2019.

Cash and investments at the end of the second quarter of fiscal 2019 were $53.2 million compared to $54.8 million at the end of the first quarter of fiscal 2019 and $59.3 million at the end of the second quarter of fiscal 2018. The Company spent $1.1 million during the quarter on capital expenditures primarily relating to equipment for LaFox manufacturing and Richardson Healthcare versus $1.7 million during the second quarter of fiscal 2018. During the second quarter of fiscal 2019, the Company did not repurchase any shares of its common stock. Given the Company’s recent operational performance and share price, the Board of Directors has authorized the reactivation of its share buyback program, up to $9.4 million, to return more value to investors. Currently, there are 11.0 million outstanding shares of common stock and 2.1 million outstanding shares of Class B common stock.

OUTLOOK

“We are pleased that our net sales for the second quarter of fiscal 2019 grew by 5.7% from the second quarter of fiscal 2018. Unfortunately, our gross margin fell below expectations but we are taking actions to improve this” said Edward J. Richardson, Chairman, Chief Executive Officer, and President. “We remain very optimistic about continued sales growth in PMT associated with our investments in new power and microwave technologies, as well as expanded market penetration for our ALTA750 TM CT Tube and improved gross margin for Healthcare,” Mr. Richardson concluded.

CONFERENCE CALL INFORMATION

On Thursday, January 10, 2019, at 9:00 a.m. CST, Edward J. Richardson, Chairman and Chief Executive Officer, and Robert J. Ben, Chief Financial Officer, will host a conference call to discuss the Company’s second quarter results for fiscal year 2019. A question and answer session will be included as part of the call’s agenda. To listen to the call, please first register with our new conference call-in service at FY19 2nd Quarter Earnings Call Registration. Once registered, you will receive an email containing dial-in numbers and a personalized access code. A replay of the call will be available beginning at 10:00 a.m. CST on January 12, 2019, for seven days. The telephone number for the replay is (833) 224-4825.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K filed on August 2, 2018. The Company assumes no responsibility to update the “forward-looking” statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a leading global provider of engineered solutions, power grid and microwave tubes and related consumables; power conversion and RF and microwave components; high value flat panel detector solutions, replacement parts, tubes and service training for diagnostic imaging equipment; and customized display solutions. We serve customers in the alternative energy, healthcare, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. The Company’s strategy is to provide specialized technical expertise and “engineered solutions” based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair through its global infrastructure. More information is available at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Richardson Electronics, Ltd.

Consolidated Balance Sheets

(in thousands, except per share amounts)

	Unaudited	Audited
	December 1, 2018	June 2, 2018
Assets
Current assets:
Cash and cash equivalents	$47,859	$60,465
Accounts receivable, less allowance of $333 and $309, respectively	22,478	22,892
Inventories, net	51,649	50,720
Prepaid expenses and other assets	3,964	3,747
Investments - current	5,300	—
Total current assets	131,250	137,824
Non-current assets:
Property, plant and equipment, net	19,230	18,232
Goodwill	6,332	6,332
Intangible assets, net	2,887	3,014
Non-current deferred income taxes	744	927
Total non-current assets	29,193	28,505
Total assets	$160,443	$166,329
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$15,594	$19,603
Accrued liabilities	11,056	10,343
Total current liabilities	26,650	29,946
Non-current liabilities:
Non-current deferred income tax liabilities	281	281
Other non-current liabilities	921	921
Total non-current liabilities	1,202	1,202
Total liabilities	27,852	31,148
Stockholders’ equity
Common stock, $0.05 par value; issued and outstanding 10,953 shares at December 1, 2018 and 10,806 shares at June 2, 2018	547	540
Class B common stock, convertible, $0.05 par value; issued and outstanding 2,097 shares at December 1, 2018 and 2,137 shares at June 2, 2018	105	107
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	60,654	60,061
Common stock in treasury, at cost, no shares at December 1, 2018 and June 2, 2018	—	—
Retained earnings	68,700	70,107
Accumulated other comprehensive income	2,585	4,366
Total stockholders’ equity	132,591	135,181
Total liabilities and stockholders’ equity	$160,443	$166,329

Richardson Electronics, Ltd.

Unaudited Consolidated Statements of Comprehensive (Loss) Income

(in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	December 1, 2018	December 2, 2017	December 1, 2018	December 2, 2017
Statements of Comprehensive (Loss) Income
Net sales	$41,314	$39,082	$85,471	$76,077
Cost of sales	28,343	25,708	58,547	50,555
Gross profit	12,971	13,374	26,924	25,522
Selling, general and administrative expenses	13,425	12,602	26,524	24,926
Gain on disposal of assets	—	—	—	(191)
Operating (loss) income	(454)	772	400	787
Other (income) expense:
Investment/interest income	(121)	(36)	(247)	(170)
Foreign exchange (gain) loss	(211)	115	75	316
Other, net	4	(11)	(4)	(15)
Total other (income) expense	(328)	68	(176)	131
(Loss) income from continuing operations before income taxes	(126)	704	576	656
Income tax provision	178	532	449	596
(Loss) income from continuing operations	(304)	172	127	60
Income from discontinued operations	—	1,496	—	1,496
Net (loss) income	(304)	1,668	127	1,556
Foreign currency translation (loss) gain, net of tax	(1,041)	230	(1,781)	2,351
Fair value adjustments on investments loss	—	48	—	34
Comprehensive (loss) income	$(1,345)	$1,946	$(1,654)	$3,941
Net (loss) income per Common share - Basic:
(Loss) income from continuing operations	$(0.02)	$0.01	$0.01	$—
Income from discontinued operations	—	0.12	—	0.12
Total net (loss) income per Common share - Basic	$(0.02)	$0.13	$0.01	$0.12
Net (loss) income per Class B common share - Basic:
(Loss) income from continuing operations	$(0.02)	$0.01	$0.01	$—
Income from discontinued operations	—	0.11	—	0.11
Total net (loss) income per Class B common share - Basic	$(0.02)	$0.12	$0.01	$0.11
Net (loss) income per Common share - Diluted:
(Loss) income from continuing operations	$(0.02)	$0.01	$0.01	$—
Income from discontinued operations	—	0.12	—	0.12
Total net (loss) income per Common share - Diluted	$(0.02)	$0.13	$0.01	$0.12
Net (loss) income per Class B common share - Diluted:
(Loss) income from continuing operations	$(0.02)	$0.01	$0.01	$—
Income from discontinued operations	—	0.11	—	0.11
Total net (loss) income per Class B common share - Diluted	$(0.02)	$0.12	$0.01	$0.11
Weighted average number of shares:
Common shares – Basic	10,952	10,755	10,890	10,734
Class B common shares – Basic	2,097	2,137	2,114	2,137
Common shares – Diluted	10,952	10,789	11,053	10,764
Class B common shares – Diluted	2,097	2,137	2,114	2,137
Dividends per common share	$0.060	$0.060	$0.120	$0.120
Dividends per Class B common share	$0.054	$0.054	$0.108	$0.108

Richardson Electronics, Ltd.

Unaudited Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended		Six Months Ended
	December 1, 2018	December 2, 2017	December 1, 2018	December 2, 2017
Operating activities:
Net (loss) income	$(304)	$1,668	$127	$1,556
Adjustments to reconcile net (loss) income to cash provided by (used in) operating activities:
Depreciation and amortization	792	735	1,556	1,467
Inventory provisions	150	125	365	287
Loss (gain) on sale of investments	—	1	—	(24)
Gain on disposal of assets	—	—	—	(191)
Share-based compensation expense	230	208	395	309
Deferred income taxes	97	66	155	62
Change in assets and liabilities:
Accounts receivable	100	(1,735)	(98)	312
Inventories	(1,908)	(2,021)	(1,831)	(4,634)
Prepaid expenses and other assets	(319)	(357)	(282)	(615)
Accounts payable	1,538	1,757	(3,881)	(998)
Accrued liabilities	344	(517)	571	209
Other	161	264	174	(3)
Net cash provided by (used in) operating activities	881	194	(2,749)	(2,263)
Investing activities:
Capital expenditures	(1,120)	(1,720)	(2,192)	(2,735)
Proceeds from sale of assets	—	—	—	276
Proceeds from maturity of investments	—	4,177	—	8,177
Purchases of investments	(3,000)	(3,943)	(5,300)	(3,943)
Proceeds from sales of available-for-sale securities	—	114	—	265
Purchases of available-for-sale securities	—	(114)	—	(265)
Other	—	(2)	—	(5)
Net cash (used in) provided by investing activities	(4,120)	(1,488)	(7,492)	1,770
Financing activities:
Proceeds from issuance of common stock	11	—	203	—
Cash dividends paid	(770)	(763)	(1,534)	(1,521)
Net cash used in financing activities	(759)	(763)	(1,331)	(1,521)
Effect of exchange rate changes on cash and cash equivalents	(621)	81	(1,034)	1,140
Decrease in cash and cash equivalents	(4,619)	(1,976)	(12,606)	(874)
Cash and cash equivalents at beginning of period	52,478	56,429	60,465	55,327
Cash and cash equivalents at end of period	$47,859	$54,453	$47,859	$54,453

Richardson Electronics, Ltd.
Net Sales and Gross Profit
For the Second Quarter and First Six Months of Fiscal 2019 and Fiscal 2018
($ in thousands)

By Strategic Business Unit:

Net Sales
	Q2 FY 2019		Q2 FY 2018	% Change
PMT	$32,328		$30,063	7.5%
Canvys	6,498		6,707	-3.1%
Healthcare	2,488		2,312	7.6%
Total	$41,314		$39,082	5.7%

	YTD FY 2019		YTD FY 2018	% Change
PMT	$67,097		$59,187	13.4%
Canvys	13,671		12,472	9.6%
Healthcare	4,703		4,418	6.5%
Total	$85,471		$76,077	12.3%

Gross Profit
	Q2 FY 2019	% of Net Sales	Q2 FY 2018	% of Net Sales
PMT	$10,107	31.3%	$10,262	34.1%
Canvys	2,132	32.8%	2,128	31.7%
Healthcare	732	29.4%	984	42.6%
Total	$12,971	31.4%	$13,374	34.2%

	YTD FY 2019	% of Net Sales	YTD FY 2018	% of Net Sales
PMT	$21,114	31.5%	$19,836	33.5%
Canvys	4,445	32.5%	3,674	29.5%
Healthcare	1,365	29.0%	2,012	45.5%
Total	$26,924	31.5%	$25,522	33.5%